EXHIBIT (a)(5)

Employee Confirmation - Tender Offer 2003

Employee ID	000001

First Name	John

Last Name	Smith

Please compare your elections on your Letter of Transmittal to the elections below.

Grant	Option	Option	Exercise	Outstanding	Vested	Tender	Unvested	Tender
Date	Number	Plan	Price	Options	Options	Vested	Options	Unvested

4/14/2000	000001	98	$122.25000	1,222	185	☑	1,037	☑
4/14/2000	000002	98	$122.25000	6,778	5,814	☑	964	☑
6/24/2001	000100	98	$33.68000	6	0	☐	6	☑
6/24/2001	000101	98	$33.68000	6,315	2,896	☑	3,419	☑

Tax Withholding Election

☐	Cashier Check

☑	Block Trade	☐	With Optional 10%

If the above chart does not match the elections you submitted on your Letter of Transmittal, please contact Shareholder Services immediately at 949-926-6400 or tenderoffer@broadcom.com. If you wish to make changes (other than corrections) to existing elections, you MUST submit a new Letter of Transmittal. Changes submitted on this form are invalid and will not be accepted.